The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 13, 2024

Citigroup Global Markets Holdings Inc.	February , 2024 Medium-Term Senior Notes, Series N Pricing Supplement No. 2024-USNCH20633 Filed Pursuant to Rule 424(b)(2) Registration Statement Nos. 333-270327 and 333-270327-01

Autocallable Market-Linked Securities Linked to the iShares® MSCI Emerging Markets ETF Due February 25, 2027

▪	The securities offered by this pricing supplement are unsecured debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest. Instead, the securities offer the potential for automatic early redemption at a premium on the terms described below if the closing value of the iShares® MSCI Emerging Markets ETF (the “underlying”) on the valuation date prior to the final valuation date exceeds the initial underlying value. If the securities are not automatically redeemed prior to maturity, then the securities will not be redeemed at a premium but offer the potential for a return at maturity based on the performance of the underlying from the initial underlying value to the final underlying value.
▪	If on the valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically redeemed. If the securities are not automatically redeemed prior to maturity and the underlying appreciates from the initial underlying value to the final underlying value, you will receive a positive return at maturity equal to that appreciation multiplied by the upside participation rate specified below. However, if the securities are not automatically redeemed prior to maturity and the underlying remains the same or depreciates, you will be repaid the stated principal amount of your securities at maturity but will not receive any return on your investment. The securities are designed for investors who are willing to forgo interest on the securities and accept the risk of not receiving any return on the securities in exchange for the possibility of automatic early redemption at a premium or, if the securities are not automatically redeemed, a positive return at maturity based in each case on the performance of the underlying. Even if the underlying appreciates from the initial underlying value to the final underlying value, so that you do receive a positive return at maturity, there is no assurance that your total return at maturity on the securities will compensate you for the effects of inflation or be as great as the yield you could have achieved on a conventional debt security of ours of comparable maturity.
▪	In order to obtain the modified exposure to the underlying that the securities provide, investors must be willing to accept (i) an investment that may have limited or no liquidity and (ii) the risk of not receiving any amount due under the securities if we and Citigroup Inc. default on our obligations. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.
KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying:	The iShares® MSCI Emerging Markets ETF
Stated principal amount:	$1,000 per security
Pricing date:	February 20, 2024
Issue date:	February 23, 2024
Valuation dates:	February 20, 2025 and February 22, 2027 (the “final valuation date”), each subject to postponement if such date is not a scheduled trading day or certain market disruption events occur
Maturity date:	Unless earlier redeemed, February 25, 2027
Automatic early redemption:	If, on the valuation date prior to the final valuation date, the closing value of the underlying is greater than or equal to the initial underlying value, the securities will be automatically redeemed on the third business day immediately following that valuation date for an amount in cash per security equal to $1,000 plus the premium applicable to that valuation date. If the securities are automatically redeemed following the valuation date prior to the final valuation date, they will cease to be outstanding and you will not have the opportunity to participate in any appreciation of the underlying.
Premium:

The premium applicable to the valuation date prior to the final valuation date is the percentage of the stated principal amount indicated below. The premium may be significantly less than the appreciation of the underlying from the pricing date to the valuation date prior to the final valuation date.

  •      February 20, 2025:     7.20% of the stated principal amount

Payment at maturity:	If the securities are not automatically redeemed prior to maturity, you will receive at maturity for each security you then hold, the stated principal amount plus the return amount, which will be either zero or positive
Return amount:

If the final underlying value is greater than the initial underlying value:

$1,000 × the underlying return × the upside participation rate

If the final underlying value is less than or equal to the initial underlying value:

$0

Initial underlying value:	$ , the closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the final valuation date
Upside participation rate:	100.00%
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value
Listing:	The securities will not be listed on any securities exchange
CUSIP / ISIN:	17291LBZ7 / US17291LBZ76
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Issue price(1)	Underwriting fee(2)	Proceeds to issuer(3)
Per security:	$1,000.00	$7.50	$992.50
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the securities on the pricing date will be at least $900.00 per security, which will be less than the issue price. The estimated value of the securities is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you at any time after issuance. See “Valuation of the Securities” in this pricing supplement.

(2) CGMI will receive an underwriting fee of up to $7.50 for each security sold in this offering. The total underwriting fee and proceeds to issuer in the table above give effect to the actual total underwriting fee. For more information on the distribution of the securities, see “Supplemental Plan of Distribution” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(3) The per security proceeds to issuer indicated above represent the minimum per security proceeds to issuer for any security, assuming the maximum per security underwriting fee. As noted above, the underwriting fee is variable.

Investing in the securities involves risks not associated with an investment in conventional debt securities. See “Summary Risk Factors” beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined that this pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, which can be accessed via the hyperlinks below:

Product Supplement No. EA-03-09 dated March 7, 2023     Underlying Supplement No. 11 dated March 7, 2023
Prospectus Supplement and Prospectus each dated March 7, 2023

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.

Additional Information

General. The terms of the securities are set forth in the accompanying product supplement, prospectus supplement and prospectus, as supplemented by this pricing supplement. The accompanying product supplement, prospectus supplement and prospectus contain important disclosures that are not repeated in this pricing supplement. For example, the accompanying product supplement contains important information about how the closing value of the underlying will be determined and about adjustments that may be made to the terms of the securities upon the occurrence of market disruption events and other specified events with respect to the underlying. The accompanying underlying supplement contains information about the underlying that is not repeated in this pricing supplement. It is important that you read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus together with this pricing supplement before deciding whether to invest in the securities. Certain terms used but not defined in this pricing supplement are defined in the accompanying product supplement.

Closing Value. The “closing value” of the underlying on any date is the closing price of its underlying shares on such date, as provided in the accompanying product supplement. The “underlying shares” of the underlying are its shares that are traded on a U.S. national securities exchange. Please see the accompanying product supplement for more information.

PS-2

Citigroup Global Markets Holdings Inc.

Hypothetical Payment Upon Automatic Early Redemption

The following table illustrates how the amount payable per security upon automatic early redemption will be calculated if the closing value of the underlying on the valuation date prior to the final valuation date is greater than or equal to the initial underlying value.

If the closing value of the underlying on the valuation date below is greater than or equal to the initial underlying value...	...then you will receive the following payment per security upon automatic early redemption:
February 20, 2025	$1,000.00 + applicable premium = $1,000.00 + $72.00 = $1,072.00

If, on the valuation date prior to the final valuation date, the closing value of the underlying is less than the initial underlying value, you will not receive the premium indicated above following that valuation date. In order to receive the premium indicated above, the closing value of the underlying on the applicable valuation date must be greater than or equal to the initial underlying value.

Payment at Maturity Diagram

The diagram below illustrates your payment at maturity of the securities, assuming the securities have not previously been automatically redeemed, for a range of hypothetical underlying returns.

Investors in the securities will not receive any dividends with respect to the underlying. The diagram and examples below do not show any effect of lost dividend yield over the term of the securities. See “Summary Risk Factors—You will not receive dividends or have any other rights with respect to the underlying” below.

Payment at Maturity Diagram

■ The Securities	■ The Underlying

PS-3

Citigroup Global Markets Holdings Inc.

Hypothetical Examples of the Payment at Maturity

The examples below are intended to illustrate how, if the securities are not automatically redeemed prior to maturity, your payment at maturity will depend on the final underlying value. Your actual payment at maturity per security, if the securities are not automatically redeemed prior to maturity, will depend on the actual final underlying value. The examples are solely for illustrative purposes, do not show all possible outcomes and are not a prediction of what the actual payment at maturity on the securities will be. The actual payment at maturity will depend on the actual final underlying value.

The examples below are based on a hypothetical initial underlying value of $100.00 and do not reflect the actual initial underlying value. For the actual initial underlying value, see the cover page of this pricing supplement. We have used this hypothetical value, rather than the actual value, to simplify the calculations and aid understanding of how the securities work. However, you should understand that the actual payment at maturity on the securities will be calculated based on the actual initial underlying value, and not this hypothetical value. For ease of analysis, figures below have been rounded.

Example 1—Upside Scenario. The final underlying value is $105.00, resulting in a 5.00% underlying return. In this example, the final underlying value is greater than the initial underlying value.

Payment at maturity per security = $1,000 + the return amount

= $1,000 + ($1,000 × the underlying return × the upside participation rate)

= $1,000 + ($1,000 × 5.00% × 100.00%)

= $1,000 + $50.00

= $1,050.00

In this scenario, the underlying has appreciated from the initial underlying value to the final underlying value, and your total return at maturity would equal the underlying return multiplied by the upside participation rate.

Example 2—Par Scenario. The final underlying value is $95.00, resulting in a -5.00% underlying return. In this example, the final underlying value is less than the initial underlying value.

Payment at maturity per security = $1,000 + the return amount

= $1,000 + $0

= $1,000.00

In this scenario, the underlying has depreciated from the initial underlying value to the final underlying value. As a result, the payment at maturity per security would equal the $1,000 stated principal amount per security and you would not receive any positive return on your investment.

PS-4

Citigroup Global Markets Holdings Inc.

Summary Risk Factors

An investment in the securities is significantly riskier than an investment in conventional debt securities. The securities are subject to all of the risks associated with an investment in our conventional debt securities (guaranteed by Citigroup Inc.), including the risk that we and Citigroup Inc. may default on our obligations under the securities, and are also subject to risks associated with the underlying. Accordingly, the securities are suitable only for investors who are capable of understanding the complexities and risks of the securities. You should consult your own financial, tax and legal advisors as to the risks of an investment in the securities and the suitability of the securities in light of your particular circumstances.

The following is a summary of certain key risk factors for investors in the securities. You should read this summary together with the more detailed description of risks relating to an investment in the securities contained in the section “Risk Factors Relating to the Notes” beginning on page EA-6 in the accompanying product supplement. You should also carefully read the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally.

▪	You may not receive any return on your investment in the securities. If the closing value of the underlying is not greater than or equal to the initial underlying value on the valuation date prior to the final valuation date, then the securities will not be automatically redeemed at a premium. In that event, you will receive a positive return on your investment in the securities only if the underlying appreciates from the initial underlying value to the final underlying value. If the final underlying value is less than or equal to the initial underlying value, you will receive only the stated principal amount of $1,000 for each security you hold at maturity. As the securities do not pay any interest, even if the underlying appreciates from the initial underlying value to the final underlying value, there is no assurance that your total return on the securities will be as great as could have been achieved on our conventional debt securities of comparable maturity.

▪	Your potential return on the securities in connection with an automatic early redemption is limited. If the securities are automatically redeemed prior to maturity, your potential return on the securities is limited to the premium applicable to the relevant valuation date, as described on the cover page of this pricing supplement, regardless of how significantly the closing value of the underlying may exceed the initial underlying value.

▪	The term of the securities may be as short as one year. If the closing value of the underlying on the valuation date prior to the final valuation date is greater than or equal to the initial underlying value, the securities will be automatically redeemed. If the securities are automatically redeemed following the valuation date prior to the final valuation date, they will cease to be outstanding and you will no longer have the opportunity to participate in any appreciation of the underlying on the final valuation date at the upside participation rate. Moreover, you may not be able to reinvest your funds in another investment that provides a similar yield with a similar level of risk.

▪	Although the securities provide for the repayment of the stated principal amount at maturity, you may nevertheless suffer a loss on your investment in real value terms if the securities are not automatically redeemed prior to maturity or if the underlying declines or does not appreciate sufficiently from the initial underlying value to the final underlying value. This is because inflation may cause the real value of the stated principal amount to be less at maturity than it is at the time you invest, and because an investment in the securities represents a forgone opportunity to invest in an alternative asset that does generate a positive real return. This potential loss in real value terms is significant given the term of the securities. You should carefully consider whether an investment that may not provide for any return on your investment, or may provide a return that is lower than the return on alternative investments, is appropriate for you.

▪	The securities do not pay interest. Unlike conventional debt securities, the securities do not pay interest or any other amounts prior to maturity. You should not invest in the securities if you seek current income during the term of the securities.

▪	You will not receive dividends or have any other rights with respect to the underlying. You will not receive any dividends with respect to the underlying. This lost dividend yield may be significant over the term of the securities. The payment scenarios described in this pricing supplement do not show any effect of such lost dividend yield over the term of the securities. In addition, you will not have voting rights or any other rights with respect to the underlying or the stocks included in the underlying.

▪	Your return on the securities depends on the closing value of the underlying on only the valuation dates. Because your payment upon automatic early redemption, if applicable, or at maturity depends on the closing value of the underlying solely on the applicable valuation date, you are subject to the risk that the closing value of the underlying on that day may be lower, and possibly significantly lower, than on one or more other dates during the term of the securities. If you had invested directly in the underlying or in another instrument linked to the underlying that you could sell for full value at a time selected by you, or if the return on the securities was based on an average of closing values of the underlying, you might have achieved better returns.

▪	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If we default on our obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

▪	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity. The securities will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the securities. CGMI currently intends to make a secondary market in relation to the securities and to provide an indicative bid price for the securities on a daily basis. Any indicative bid price for the securities provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the securities can be sold at that price, or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the securities because it is likely that CGMI

PS-5

Citigroup Global Markets Holdings Inc.

will be the only broker-dealer that is willing to buy your securities prior to maturity. Accordingly, an investor must be prepared to hold the securities until maturity.

▪	Sale of the securities prior to maturity may result in a loss of principal. You will be entitled to receive at least the full stated principal amount of your securities, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the securities to maturity. The value of the securities may fluctuate during the term of the securities, and if you are able to sell your securities prior to maturity, you may receive less than the full stated principal amount of your securities.

▪	The estimated value of the securities on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the securities that are included in the issue price. These costs include (i) any selling concessions or other fees paid in connection with the offering of the securities, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the securities and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the securities. These costs adversely affect the economic terms of the securities because, if they were lower, the economic terms of the securities would be more favorable to you. The economic terms of the securities are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the securities. See “The estimated value of the securities would be lower if it were calculated based on our secondary market rate” below.

▪	The estimated value of the securities was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the volatility of the closing value of the underlying, the dividend yield on the underlying and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the securities. Moreover, the estimated value of the securities set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the securities for other purposes, including for accounting purposes. You should not invest in the securities because of the estimated value of the securities. Instead, you should be willing to hold the securities to maturity irrespective of the initial estimated value.

▪	The estimated value of the securities would be lower if it were calculated based on our secondary market rate. The estimated value of the securities included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the securities. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the securities for purposes of any purchases of the securities from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the securities, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not an interest rate that is payable on the securities.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the securities, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the securities prior to maturity.

▪	The estimated value of the securities is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the securities from you in the secondary market. Any such secondary market price will fluctuate over the term of the securities based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the securities determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the securities than if our internal funding rate were used. In addition, any secondary market price for the securities will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the securities to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the securities will be less than the issue price.

▪	The value of the securities prior to maturity will fluctuate based on many unpredictable factors. The value of your securities prior to maturity will fluctuate based on the closing value of the underlying, the volatility of the closing value of the underlying, the dividend yield on the underlying, interest rates generally, the time remaining to maturity and our and Citigroup Inc.’s creditworthiness, as reflected in our secondary market rate, among other factors described under “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The value of your notes prior to maturity will fluctuate based on many unpredictable factors” in the accompanying product supplement. Changes in the closing value of the underlying may not result in a comparable change in the value of your securities. You should understand that the value of your securities at any time prior to maturity may be significantly less than the issue price.

▪	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Securities” in this pricing supplement.

▪	The underlying is subject to risks associated with emerging markets. The stocks included in the underlying have been issued by companies in various foreign emerging markets. Foreign equity securities involve risks associated with the securities markets in foreign countries, including risks of volatility in those markets, governmental intervention in those markets and cross-shareholdings in companies

PS-6

Citigroup Global Markets Holdings Inc.

in certain countries. There is also generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws. Stocks issued by companies in emerging markets may be subject to heightened risks, including risks of relatively unstable governments, nationalization of businesses, restrictions on foreign ownership, prohibitions on the repatriation of assets and less protection of property rights. The economies of countries with emerging markets may be based on only a few industries, be highly vulnerable to changes in local or global trade conditions and suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and be unable to respond effectively to increases in trading volume, potentially increasing price volatility. Moreover, the economies in such countries may differ unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

▪	Fluctuations in exchange rates will affect the closing value of the iShares® MSCI Emerging Markets ETF. Because the iShares® MSCI Emerging Markets ETF includes stocks that trade outside the United States and the closing value of the iShares® MSCI Emerging Markets ETF is based on the U.S. dollar value of those stocks, the iShares® MSCI Emerging Markets ETF is subject to currency exchange rate risk with respect to each of the currencies in which such stocks trade. Exchange rate movements may be volatile and may be driven by numerous factors specific to the relevant countries, including the supply of, and the demand for, the applicable currencies, as well as government policy and intervention and macroeconomic factors. Exchange rate movements may also be influenced significantly by speculative trading. In general, if the U.S. dollar strengthens against the currencies in which the stocks included in the iShares® MSCI Emerging Markets ETF trade, the closing value of the iShares® MSCI Emerging Markets ETF will be adversely affected for that reason alone.

▪	Our offering of the securities is not a recommendation of the underlying. The fact that we are offering the securities does not mean that we believe that investing in an instrument linked to the underlying is likely to achieve favorable returns. In fact, as we are part of a global financial institution, our affiliates may have positions (including short positions) in the underlying or in instruments related to the underlying, and may publish research or express opinions, that in each case are inconsistent with an investment linked to the underlying. These and other activities of our affiliates may affect the closing value of the underlying in a way that negatively affects the value of and your return on the securities.

▪	The closing value of the underlying may be adversely affected by our or our affiliates’ hedging and other trading activities. We expect to hedge our obligations under the securities through CGMI or other of our affiliates, who may take positions in the underlying or in financial instruments related to the underlying and may adjust such positions during the term of the securities. Our affiliates also take positions in the underlying or in financial instruments related to the underlying on a regular basis (taking long or short positions or both), for their accounts, for other accounts under their management or to facilitate transactions on behalf of customers. These activities could affect the closing value of the underlying in a way that negatively affects the value of and your return on the securities. They could also result in substantial returns for us or our affiliates while the value of the securities declines.

▪	We and our affiliates may have economic interests that are adverse to yours as a result of our affiliates’ business activities. Our affiliates engage in business activities with a wide range of companies. These activities include extending loans, making and facilitating investments, underwriting securities offerings and providing advisory services. These activities could involve or affect the underlying in a way that negatively affects the value of and your return on the securities. They could also result in substantial returns for us or our affiliates while the value of the securities declines. In addition, in the course of this business, we or our affiliates may acquire non-public information, which will not be disclosed to you.

▪	The calculation agent, which is an affiliate of ours, will make important determinations with respect to the securities. If certain events occur during the term of the securities, such as market disruption events and other events with respect to the underlying, CGMI, as calculation agent, will be required to make discretionary judgments that could significantly affect your return on the securities. In making these judgments, the calculation agent’s interests as an affiliate of ours could be adverse to your interests as a holder of the securities. See “Risk Factors Relating to the Notes—Risk Factors Relating to All Notes—The calculation agent, which is an affiliate of ours, will make important determinations with respect to the notes” in the accompanying product supplement.

▪	Even if the underlying pays a dividend that it identifies as special or extraordinary, no adjustment will be required under the securities for that dividend unless it meets the criteria specified in the accompanying product supplement. In general, an adjustment will not be made under the terms of the securities for any cash dividend paid by the underlying unless the amount of the dividend per share, together with any other dividends paid in the same quarter, exceeds the dividend paid per share in the most recent quarter by an amount equal to at least 10% of the closing value of the underlying on the date of declaration of the dividend. Any dividend will reduce the closing value of the underlying by the amount of the dividend per share. If the underlying pays any dividend for which an adjustment is not made under the terms of the securities, holders of the securities will be adversely affected. See “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF—Dilution and Reorganization Adjustments—Certain Extraordinary Cash Dividends” in the accompanying product supplement.

▪	The securities will not be adjusted for all events that may have a dilutive effect on or otherwise adversely affect the closing value of the underlying. For example, we will not make any adjustment for ordinary dividends or extraordinary dividends that do not meet the criteria described above, partial tender offers or additional underlying share issuances. Moreover, the adjustments we do make may not fully offset the dilutive or adverse effect of the particular event. Investors in the securities may be adversely affected by such an event in a circumstance in which a direct holder of the underlying shares would not.

PS-7

Citigroup Global Markets Holdings Inc.

▪	The securities may become linked to an underlying other than the original underlying upon the occurrence of a reorganization event or upon the delisting of the underlying shares. For example, if the underlying enters into a merger agreement that provides for holders of the underlying shares to receive shares of another entity and such shares are marketable securities, the closing value of the underlying following consummation of the merger will be based on the value of such other shares. Additionally, if the underlying shares are delisted, the calculation agent may select a successor underlying. See “Description of the Securities—Certain Additional Terms for Securities Linked to an Underlying Company or an Underlying ETF” in the accompanying product supplement.

▪	The value and performance of the underlying shares may not completely track the performance of the underlying index that the underlying seeks to track or the net asset value per share of the underlying. The underlying does not fully replicate the underlying index that it seeks to track and may hold securities different from those included in its underlying index. In addition, the performance of the underlying will reflect additional transaction costs and fees that are not included in the calculation of its underlying index. All of these factors may lead to a lack of correlation between the performance of the underlying and its underlying index. In addition, corporate actions with respect to the equity securities held by the underlying (such as mergers and spin-offs) may impact the variance between the performance of the underlying and its underlying index. Finally, because the underlying shares are traded on an exchange and are subject to market supply and investor demand, the closing value of the underlying may differ from the net asset value per share of the underlying.

During periods of market volatility, securities included in the underlying’s underlying index may be unavailable in the secondary market, market participants may be unable to calculate accurately the net asset value per share of the underlying and the liquidity of the underlying may be adversely affected. This kind of market volatility may also disrupt the ability of market participants to create and redeem shares of the underlying. Further, market volatility may adversely affect, sometimes materially, the price at which market participants are willing to buy and sell the underlying shares. As a result, under these circumstances, the closing value of the underlying may vary substantially from the net asset value per share of the underlying. For all of the foregoing reasons, the performance of the underlying may not correlate with the performance of its underlying index and/or its net asset value per share, which could materially and adversely affect the value of the securities and/or reduce your return on the securities.

▪	Changes that affect the underlying may affect the value of your securities. The sponsor of the underlying may at any time make methodological changes or other changes in the manner in which it operates that could affect the value of the underlying. We are not affiliated with the underlying sponsor and, accordingly, we have no control over any changes such sponsor may make. Such changes could adversely affect the performance of the underlying and the value of and your return on the securities.

PS-8

Citigroup Global Markets Holdings Inc.

Information About the iShares® MSCI Emerging Markets ETF

The iShares® MSCI Emerging Markets ETF is an exchange-traded fund that seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as measured by the MSCI Emerging Markets Index. The MSCI Emerging Markets Index was developed by MSCI Inc. as an equity benchmark for international stock performance, and is designed to measure equity market performance in the global emerging markets.

The iShares® MSCI Emerging Markets ETF is an investment portfolio managed by iShares® Inc. BlackRock Fund Advisors is the investment adviser to the iShares® MSCI Emerging Markets ETF. iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Emerging Markets ETF.

Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC’s website at http://www.sec.gov. In addition, information may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. The underlying shares of the iShares® MSCI Emerging Markets ETF trade on the NYSE Arca under the ticker symbol “EEM.”

Please refer to the section “Fund Descriptions— The iShares® ETFs” in the accompanying underlying supplement for additional information.

We have derived all information regarding the iShares® MSCI Emerging Markets ETF from publicly available information and have not independently verified any information regarding the iShares® MSCI Emerging Markets ETF. This pricing supplement relates only to the securities and not to the iShares® MSCI Emerging Markets ETF. We make no representation as to the performance of the iShares® MSCI Emerging Markets ETF over the term of the securities.

The securities represent obligations of Citigroup Global Markets Holdings Inc. (guaranteed by Citigroup Inc.) only. The sponsor of the iShares® MSCI Emerging Markets ETF is not involved in any way in this offering and has no obligation relating to the securities or to holders of the securities.

Historical Information

The closing value of the iShares® MSCI Emerging Markets ETF on February 9, 2024 was $39.58.

The graph below shows the closing value of the iShares® MSCI Emerging Markets ETF for each day such value was available from January 2, 2014 to February 9, 2024. We obtained the closing values from Bloomberg L.P., without independent verification. You should not take historical closing values as an indication of future performance.

iShares® MSCI Emerging Markets ETF – Historical Closing Values January 2, 2014 to February 9, 2024

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United States Federal Tax Considerations

In the opinion of our counsel, Davis Polk & Wardwell LLP, the securities will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Tax Considerations—Tax Consequences to U.S. Holders—Notes Treated as Contingent Payment Debt Instruments,” and the remaining discussion is based on this treatment.

If you are a U.S. Holder (as defined in the accompanying product supplement), you will be required to recognize interest income during the term of the securities at the “comparable yield,” which generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the securities, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the securities. Although it is not clear how the comparable yield should be determined for securities that may be automatically redeemed before maturity, our determination of the comparable yield is based on the maturity date. We are required to construct a “projected payment schedule” in respect of the securities representing a payment the amount and timing of which would produce a yield to maturity on the securities equal to the comparable yield. Assuming you hold the securities until their maturity, the amount of interest you include in income based on the comparable yield in the taxable year in which the securities mature will be adjusted upward or downward to reflect the difference, if any, between the actual and projected payment on the securities at maturity as determined under the projected payment schedule.

Upon the sale, exchange or retirement of the securities prior to maturity, you generally will recognize gain or loss equal to the difference between the proceeds received and your adjusted tax basis in the securities. Your adjusted tax basis will equal your purchase price for the securities, increased by interest previously included in income on the securities. Any gain generally will be treated as ordinary income, and any loss generally will be treated as ordinary loss to the extent of prior interest inclusions on the security and as capital loss thereafter.

We have determined that the comparable yield for a security is a rate of %, compounded semi-annually, and that the projected payment schedule with respect to a security consists of a single payment of $ at maturity.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount that we will pay on the securities.

Non-U.S. Holders. Subject to the discussions below regarding Section 871(m) and in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying product supplement, if you are a Non-U.S. Holder (as defined in the accompanying product supplement) of the securities, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of any payment on or any amount received on the sale, exchange or retirement of the securities, provided that (i) income in respect of the securities is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the securities.

As discussed under “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying product supplement, Section 871(m) of the Internal Revenue Code of 1986, as amended, and Treasury regulations promulgated thereunder (“Section 871(m)”) generally impose a 30% withholding tax on dividend equivalents paid or deemed paid to Non-U.S. Holders with respect to certain financial instruments linked to U.S. equities (“Underlying Securities”) or indices that include Underlying Securities. Section 871(m) generally applies to instruments that substantially replicate the economic performance of one or more Underlying Securities, as determined based on tests set forth in the applicable Treasury regulations. However, the regulations, as modified by an Internal Revenue Service (“IRS”) notice, exempt financial instruments issued prior to January 1, 2025 that do not have a “delta” of one. Based on the terms of the securities and representations provided by us as of the date of this preliminary pricing supplement, our counsel is of the opinion that the securities should not be treated as transactions that have a “delta” of one within the meaning of the regulations with respect to any Underlying Security and, therefore, should not be subject to withholding tax under Section 871(m). However, the final determination regarding the treatment of the securities under Section 871(m) will be made as of the pricing date for the securities, and it is possible that the securities will be subject to withholding under Section 871(m) based on the circumstances as of that date.

A determination that the securities are not subject to Section 871(m) is not binding on the IRS, and the IRS may disagree with this treatment. Moreover, Section 871(m) is complex and its application may depend on your particular circumstances, including your other transactions. You should consult your tax adviser regarding the potential application of Section 871(m) to the securities.

If withholding tax applies to the securities, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying product supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the securities.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the securities and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Supplemental Plan of Distribution

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the securities, is acting as principal and will receive an underwriting fee of up to $7.50 for each security sold in this offering. The actual underwriting fee will be equal to the selling concession provided to selected dealers, as described in this paragraph. From this underwriting fee, CGMI will pay selected dealers not affiliated with CGMI a variable

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selling concession of up to $7.50 for each security they sell. For the avoidance of doubt, any fees or selling concessions described in this pricing supplement will not be rebated if the securities are automatically redeemed prior to maturity.

See “Plan of Distribution; Conflicts of Interest” in the accompanying product supplement and “Plan of Distribution” in each of the accompanying prospectus supplement and prospectus for additional information.

Valuation of the Securities

CGMI calculated the estimated value of the securities set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the securities by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the securities, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the securities (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Summary Risk Factors—The value of the securities prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our or Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the securities is a function of the terms of the securities and the inputs to CGMI’s proprietary pricing models. As of the date of this preliminary pricing supplement, it is uncertain what the estimated value of the securities will be on the pricing date because it is uncertain what the values of the inputs to CGMI’s proprietary pricing models will be on the pricing date.

For a period of approximately three months following issuance of the securities, the price, if any, at which CGMI would be willing to buy the securities from investors, and the value that will be indicated for the securities on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the securities. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period. However, CGMI is not obligated to buy the securities from investors at any time. See “Summary Risk Factors—The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.”

Contact

Clients may contact their local brokerage representative. Third-party distributors may contact Citi Structured Investment Sales at (212) 723-7005.

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